

14041346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

AUG 26 2014

Washington DC

SEC FILE NUMBER
8-44523

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **07/01/13** AND ENDING **06/30/14**
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Continental Investors Services, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1330 Broadway Street

(No. and Street)

Longview	**WA**	**98632**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Max Kamp   (800) 525-0181

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road #460	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

Forms in Word Version @ 2013 (www.formsinword.com)

OATH OR AFFIRMATION

I, **Max B. Kamp** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Continental Investors Services, Inc.** _____, as of **June 30** _____, 20**14** _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President _____

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (see separate report)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CONTINENTAL INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
WITH INDEPENDENT AUDITORS' REPORT THEREON

YEAR ENDED JUNE 30, 2014



TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
  Continental Investors Services, Inc.
Longview, Washington

We have audited the accompanying financial statements of Continental Investors Services, Inc. (CIS), which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information. CIS' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CIS as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of CIS' financial statements. The supplemental information is the responsibility of CIS' management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities and Exchange Act of 1934. In our opinion,



professional, personalized, service.

the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 22, 2014

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Financial Condition
June 30, 2014

ASSETS

ASSETS:	
Cash	$ 288,256
Receivable from broker-dealer and clearing organizations	2,211,457
Securities owned	7,194,136
Furniture and equipment, net	8,840
Fees receivable	37,053
Other receivables	19,065
Prepaid expenses and other assets	22,400
TOTAL ASSETS	$ 9,781,207

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 34,245
Payable to broker-dealers and clearing organizations	7,096,934
Federal income taxes payable	116,045
Total liabilities	7,247,224
STOCKHOLDERS' EQUITY:	
Common stock of no par value, authorized 200,000 shares, issued 72,726 and outstanding 24,366	791,329
Treasury stock, 47,785 shares, at cost	(2,043,530)
Retained earnings	3,786,184
Total stockholders' equity	2,533,983
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,781,207

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Income
Year Ended June 30, 2014

REVENUES:	
Security commissions	$ 2,185,616
Sale of investment company shares	398,280
Gains (losses) on firm securities trading	265,567
Interest	720,524
Total revenues	3,569,987
EXPENSES:	
Commissions and related	1,668,068
Employee compensation and benefits	521,214
Clearance paid to other brokers	151,410
Communications and data processing	81,653
Professional fees	49,406
Occupancy and office supplies	97,846
Interest	422,695
Other	142,532
Total expenses	3,134,824
INCOME BEFORE FEDERAL TAXES	435,163
FEDERAL INCOME TAX PROVISION	(116,045)
NET INCOME	$ 319,118

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2014

| | Common Stock | | Treasury Stock | | Retained | | | |
	# Shares	Amount	# Shares	Amount	Earnings		Total	
BALANCES AT JUNE 30, 2013	72,726	$ 791,329	48,360	$ (1,990,722)	$ 3,467,066		$ 2,267,673	
Net income	-	-	-	-	319,118		319,118	
Treasury stock purchases	-	-	(575)	(52,808)	-		(52,808)	
BALANCES AT JUNE 30, 2014	72,726	$ 791,329	47,785	$ (2,043,530)	$ 3,786,184		$ 2,533,983	

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 319,118
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	327
Bad debt expense	21,460
(Increase) decrease in operating accounts:	
Fees receivable	(37,053)
Other receivables	(5,144)
Securities owned	(1,615,728)
Prepaid expenses	60,394
Accounts payable and accrued expenses	110,384
Payable to broker-dealers and clearing organizations	1,358,487
Net cash provided by operating activities	212,245
CASH FLOWS FROM INVESTING ACTIVITIES -	
Purchase of equipment	(9,167)
CASH FLOWS FROM FINANCING ACTIVITIES -	
Purchase of treasury stock	(52,808)
NET INCREASE IN CASH	150,270
CASH, BEGINNING OF YEAR	137,986
CASH, END OF YEAR	$ 288,256
Supplementary cash flow information	
Income tax paid	$ -
Interest paid	$ 422,695

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

The Company and Nature of the Business
Continental Investors Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Washington state corporation.

The Company provides broker-dealer services in principally debt-related securities both as agent and principal to its customers. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belong to the Company's customers would be handled by a clearing broker-dealer. The Company's customers are located throughout the United States.

Securities Owned
Proprietary security transactions in regular-way trades are recorded on a trade-date basis, as if they had been settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 2).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Other Receivables
The Company advances funds to its registered representatives as determined necessary by management. Management records an allowance for bad debts based on a collectability review of specific accounts. Management believed all receivables to be collectible as of the date of this report; however, due to the death of one registered representative a receivable in the amount of $21,460 was written off during the year ended June 30, 2014.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2014 was $7,533.

Furniture and Equipment and Depreciation
Furniture and equipment with a cost basis in excess of $5,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Normal repairs and maintenance, including website maintenance, computer hardware replacement parts or computer software upgrades, are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer hardware and software	5 years
Furniture and equipment	5 years
Website development costs	5 years

Treasury Stock
Treasury stock is accounted for using the cost method.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Concentrations of Risk
Substantially all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

The Company has a significant investment in non-investment grade, non-convertible debt securities (some of which are in default).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies

Accordingly to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2014, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

Subsequent Events

Management has evaluated events through August 22, 2014, the date on which the financial statements were available to be issued. No events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements other than the disclosure that subsequent to year end, treasury stock in the amount of $20,808 (200 shares) was repurchased.

2.   FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

* Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

* Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

* Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2014:

Security Type	Level 1	Level 2	Level 3	Total
Corporate and other debt	$ -	$ 3,457,862	$ -	$ 3,457,862
Municipal bonds	-	3,298,151	-	3,298,151
Equities	438,123	-	-	438,123
TOTALS	$ 438,123	$ 6,756,013	$ -	$ 7,194,136

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALER AND CLEARING ORGANIZATION

Amounts receivable from and payable to the Company and the clearing organization at June 30, 2014 consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 1,264,597	$ -
Payable to clearing broker		7,096,934
Receivable from clearing broker	801,453	-
Fees and commissions receivable/payable	145,406	-
TOTALS	$ 2,211,456	$ 7,096,934

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, The Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to unsettled trading securities owned and is collateralized by securities owned by the Company. Interest is charged on this payable at the prevailing margin rate, which was 4.59% at June 30, 2014.

4. INCOME TAXES

A reconciliation of the Company's book income, taxable income, and related federal income tax expense is shown in the following table for the year ended June 30, 2014:

Net income before taxes	$ 435,163
Tax effect of permanent differences:	
50% of meals and entertainment expense	2,496
Tax-exempt income, net of related nondeductible interest expense	(93,982)
Net operating loss carryforward available	(3,177)
Taxable income	$ 340,500
Federal income tax provision	$ 116,045

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2014, the Company had net capital of $1,777,862, which was $1,527,862 in excess of its required net capital of $250,000.

6. RELATED PARTY TRANSACTIONS

The Company leases an office building on a month-to-month basis from an officer and key employee of the Company. During the year ended June 30, 2014, the Company paid and expensed $29,400 for such lease.

In addition, Continental Investor Services, Inc. (CIS) was a common paymaster for a company owned by an officer and key employee. CIS was reimbursed $43,327 for payroll and related costs incurred during the year ended June 30, 2014.

7. PENSION PLAN

The Company has established a SAR-SEP pension plan covering substantially all employees. The Company may elect to make employer contributions as determined by the Board of Directors. SAR-SEP employer expense for the year ended June 30, 2014 was $26,207, which is included in employee compensation and benefits in the accompanying statement of income.

Stockholders' equity	$ 2,533,983
Liabilities subordinated to claims of general creditors	-
	2,533,983
Non-allowable assets and charges against net capital:	
Petty cash	190
Prepaid expenses	22,210
Receivable from non-customers	19,065
Furniture and equipment	8,840
	50,305
Haircut on firm trading inventory and undue concentrations	705,816
	756,121
Net capital, as defined	1,777,862 (A)
Minimum requirement of net capital ($100,000 or	
6-2/3% of aggregate indebtedness of $152,906)	250,000
Excess of net capital over requirement	$ 1,527,862

Aggregate indebtedness

Total liabilities	$ 7,247,224	
Less: Subordinated capital	-	
Due to clearing broker-secured by firm trading securities	(7,096,934)	
		$ 150,290 (B)

Percentage of aggregate indebtedness to net capital (B/A)	8.45%

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts:

	Net Capital	Aggregate Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Amounts submitted by Company	$ 1,733,265	$ 157,834	9.11%
Audit Adjustments:			
Net decrease in Accounts payable and accrued expenses	7,545	(7,545)	
Accrual of fees receivable	37,053	-	
Rounding	(1)	1	
Audited amounts (above)	$ 1,777,862	$ 150,290	8.45%

The accompanying notes are an integral part of these financial statements.

CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
  Continental Investors Services, Inc.
Longview, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Continental Investors Services, Inc. identified the following provision of 17 C.F.R. ξ 15c3-3(k) under which Continental Investors Services, Inc. (CIS) claimed an exemption from 17 C.F.R. ξ 240.15c3-3: (2) (ii) (the exemption provisions) and (2) CIS stated that CIS met the identified exemption provisions throughout the most recent fiscal year without exception. CIS' management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CIS' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 22, 2014



professionally personalized. service.

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

Continental Investors Services, Inc. claims an exemption from 17 C.F.R. § 240.15c3-3 under provision 2(ii) in paragraph (k).

Continental Investors Services, Inc. met the exemption provisions identified above throughout the year ended June 30, 2014 without exception.

CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Continental Investors Services, Inc.
Longview, WA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Continental Investor Services, Inc., (CIS) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the CIS' compliance with the applicable instructions of Form SIPC-7. CIS management is responsible for CIS' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



professional, personalized. service.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 22, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P O Box 92185 Washington, D.C 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 6/30/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044523   FINRA   JUN
CONTINENTAL INVESTORS SERVICES INC
PO BOX 888
LONGVIEW WA 98632-7552

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc org and so indicate on the form filed

Name and telephone number of person to contact respecting this form

Debra Millard 360-423-5110

2 A General Assessment (item 2e from page 2) $ 6,524.00

   B Less payment made with SIPC-6 filed (**exclude interest**)   (3,492.00   )

         __1-24-2014__
         Date Paid

   C Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   _____

   E Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,032.00

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 3,032.00

   H Overpayment carried forward $(   )

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Continental Investors Services, Inc.
(Name of Corporation Partnership or other organization)

Debra Millard
(Authorized Signature)

Dated the 20 day of August , 20 14

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2013
and ending 6/30/2014

Eliminate cents

Item No.

2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,613,314

2b Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above

(2) Net loss from principal transactions in securities in trading accounts

(3) Net loss from principal transactions in commodities in trading accounts

(4) Interest and dividend expense deducted in determining item 2a

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities

(7) Net loss from securities in investment accounts

Total additions   3,613,314

2c Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products   429,655

(2) Revenues from commodity transactions

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions   151,410

(4) Reimbursements for postage in connection with proxy solicitation

(5) Net gain from securities in investment accounts

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 422,695

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $

Enter the greater of line (i) or (ii)   422,695

Total deductions   1,003,760

2d SIPC Net Operating Revenues $ 2,609,554

2e General Assessment @ 0025 $ 6,523.89

(to page 1, line 2 A)

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